Nationwide®
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INTRODUCING:

NATIONWIDE PORTFOLIO INNOVATOR®

OPPORTUNITY IS KNOCKING.

A strategy to help increase your retirement income potential.

Investment advisory services provided by Portfolio Management Consultants, the investment consultancy of Envestnet.

PMC
PORTFOLIO MANAGEMENT CONSULTANTS

Helping you realize your retirement income potential.

Retirement doesn't have to mean an end to portfolio growth.

Why equity investing is important.

Today people are retiring earlier and living longer than ever. Chances are you could spend 20 years or more in retirement[1] — you'll need adequate income to support you through that time.

As you come within 10 years of retirement, you and your advisor may be shifting your strategy from accumulation to distribution. While you're probably concerned about protecting your money to help ensure income throughout your retirement, it's important to remember that continued portfolio growth is vital as well.

To help maintain your standard of living in retirement, you need to stay ahead of inflation. Allowing your portfolio to remain invested in some level of equities can help you accomplish this and secure income for the years to come.

Historically, the stock market has outpaced inflation and provided investors with higher long-term returns than either cash or bonds. The graph on the following page supports this statement and shows how equities have performed compared to bonds over a period of 30 years.

Savings and investment income are crucial to retirement, so the decisions you make about your portfolio are increasingly important. You can choose to keep your portfolio invested for growth, while still protecting your retirement income.

[1] Centers for Disease Control and Prevention, National Center for Health Statistics, National Vital Statistics System (2007).

INDEX PERFORMANCE FROM 1979 – 2008


$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
0
S&P 500
Barclays Capital U.S. Long Government/Credit
Citigroup 3-month T-bill
79
81
83
85
87
89
91
93
95
97
99
01
03
05
07
08
JANUARY

Source: Zephyr StyleADVISOR (2009).

Examining the past 30 years of capital market returns can provide historical insight into the performance characteristics of various asset classes. This image illustrates the hypothetical growth of a $1,000 investment over the time period January 1, 1979 through December 31, 2008.

As illustrated in this image, stocks produced greater returns and a higher ending wealth value than fixed-income investments. However, the higher returns of stocks are associated with greater volatility (risk).

The results shown represent past performance and should not be considered a representation of performance or investor experience of the funds in the future. Past performance cannot guarantee future results. Current performance may be lower or higher than the performance data quoted. The principal value and investment return of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

Nothing ventured, nothing gained.

Investing involves risk.

Investing your retirement money gives it the chance to grow. But investing can also expose you to risks including:

Market risk

Your investment value will rise and fall with the market.

You can't predict or control equity values.

How can you gain some control over your money?

EFFECT OF MARKET FLUCTUATION


When would you rather retire?
Account Value ($)
Time

Income risk

Your yearly income may shrink if your investment value drops.

Imagine you're retired. You withdraw 5% of your investment every year.

When the market does poorly, how can you keep your income from taking a hit?

$100,000 x 5% = $5,000

$75,000 x 5% = $3,750

Inflation risk

The rising cost of living may offset your investment gains.

Each year, the same amount of money buys a little less.

So how can you maintain the purchasing power of your hard-earned retirement dollars?

[2] Consumer Price Index — Physician's service series (12/1986 – 12/2006).

[3] Consumer Price Index — Prescription drug and medical supplies series (12/1986 – 12/2006).

PRICE INCREASES OVER THE PAST 20 YEARS	Total Increases	Average Annual Increases
Physician's services[2]	131%	4.3%
Prescription drugs & medical supplies[3]	164%	5.0%
Auto[4]	124%	4.1%

Over the past 20 years, inflation has averaged 3.0%[5]

[4] NADA — Industry Analysis Division (2006); U.S. Department of Commerce (2004).

[5] Consumer Price Index — Morningstar Direct (2007).

Longevity risk

You may last longer than the money you have to live on.

Today, the average 62-year-old can expect to reach 80. Many people will live longer than average.[6]

Once you stop working, how can you make sure you'll always have money coming in?

[6] *MarketFacts Quarterly*, LIMRA (Fall 2002); *Retirement Planning: The Ongoing Challenge*, LIMRA (2002); *United States Life Tables 2000*, Centers for Disease Control (December 19, 2002).

1 in 4 women will live to age **94**

1 in 4 men will live to age **92**

Source: Annuity 2000 Mortality Table, Society of Actuaries.

Who knew one decision could help reduce so many risks?

Nationwide Portfolio Innovator®

NATIONWIDE PORTFOLIO INNOVATOR® CAN GIVE YOU …	WHILE HELPING TO OFFSET …
Less income risk A built-in feature provides income based on the annual high watermark value of your account (account assets are those invested in one of the eligible PMC mutual fund strategies). Your income can increase when your account value has grown but will not decrease in the event of market losses.	INCOME RISK
Guaranteed income for life A stream of income you can't outlive.	MARKET RISK LONGEVITY RISK
Investment choices Access to a wide range of professionally managed PMC wrap strategies.	MARKET RISK INFLATION RISK

IT'S IMPORTANT TO UNDERSTAND

Nationwide Portfolio Innovator, an individual, supplemental, immediate fixed income annuity contract, is an income guarantee product that is available with certain PMC portfolios. The contract is designed to enhance the account and help investors use the account assets for retirement income or other long-term purposes. It is designed to provide you with lifetime income withdrawals from your account. Before adding this product to one of the eligible PMC portfolios, you should discuss it with your advisor and carefully consider the fees and any limitations this strategy may have. Depending on your individual circumstances, it is possible that you may not receive the full benefit of the product. All guarantees offered by Nationwide Portfolio Innovator are subject to the claims-paying ability of Nationwide Life Insurance Company.

Nationwide® maintains sole discretion in determining the eligible portfolios you can invest in when adding Nationwide Portfolio Innovator to your account.

We're here to help you manage your risks.

Portfolio Management Consultants (PMC) and Nationwide's relationship strengthens our ability to deliver cutting-edge investment solutions. Together, we have an experienced and knowledgeable team dedicated to providing retirement income solutions that are positioned to help investors prepare for retirement.

About PMC

Since 1986, PMC has been helping advisors and their clients to uncover opportunities in the marketplace in order to build the best portfolios. As the investment consultancy for Envestnet, PMC provides:

- A full range of asset allocation strategies to address the individual time horizons and risk/return expectations for all types of clients
- Diversifications around the globe and among asset classes
- Access to leading money managers
- Investment products that can be used as complete diversified solutions or as a core holding

Portfolio Management Consultants take an institutional approach to constructing and managing portfolios for investors by working with leading asset managers to create globally diversified investment solutions.

About Nationwide®

We're conservative by nature. As an insurance company that provides income guarantees, we take steps to manage risk and help protect our investors. We've worked hard to build:

- Diversified sources of earnings and cash flows
- A strong balance sheet
- A long history of maintaining a high-quality investment portfolio

We've been rated by several independent agencies that track the financial stability of life insurance companies. Standard and Poor's awarded a "Strong" rating to the risk management abilities of Nationwide.[7] A rating only 14% of insurance companies have received.

NATIONWIDE® FINANCIAL STRENGTH RATINGS

AGENCY	RATING	RANK	RECEIVED	AFFIRMED
A.M. Best	A+ "Superior"	2nd strongest of 16	10/17/02	1/27/09
Moody's	A1 "Good"	5th strongest of 21	3/10/09	7/29/09
Standard & Poor's	A+ "Strong"	5th strongest of 22	12/22/08	6/26/09

These ratings and rankings reflect Rating Agency assessment of the financial strength and claims-paying ability of Nationwide Life Insurance Company. They are not intended to reflect the investment experience or financial strength of any variable account, which is subject to market risk. Because the dates are only updated when there's a change in the rating, the dates above reflect the most recent ratings we have received. They are subject to change at any time.

[7] RatingsDirect® report, "Nationwide Mutual Insurance Co. Intercompany Pool", Standard & Poors, March 4, 2008 (affirmed August 8, 2008).

Two companies, one powerful income solution.

Nationwide® and PMC have created an income guarantee available with certain eligible PMC portfolios. It is called Nationwide Portfolio Innovator.

Two key components of Nationwide Portfolio Innovator

As you and your advisor talk about this income solution, it's important to understand:

- The investment portfolios are managed by Envestnet Asset Management
- The income withdrawal guarantee is provided by Nationwide

Both companies have distinct roles; however, we have built an integrated reporting and customer service platform to provide you with an exceptional service experience

Two distinct phases

Nationwide Portfolio Innovator has two phases to its lifecycle: the account phase and the annuity phase.

1. THE ACCOUNT PHASE

During the account phase, your investment value will change based on the performance of the eligible portfolio you have invested in. During this phase:

- The account value will be evaluated on an annual basis to determine the guaranteed lifetime withdrawal base (value that future income withdrawals will be based on); the guaranteed lifetime withdrawal base will increase with market growth, but will not decrease due to market losses
- Guaranteed lifetime withdrawals can begin at age 65; the withdrawal amount will be a fixed percentage of your guaranteed lifetime withdrawal base and can be withdrawn from your account throughout your lifetime

2. THE ANNUITY PHASE

Not all accounts will enter the annuity phase. If your account transitions into the annuity phase, the remaining account assets will be liquidated and transferred to Nationwide. You will continue to receive guaranteed lifetime payments as part of your contract. However, payments will be considered annuity payments from Nationwide.

It's important to understand that Nationwide Portfolio Innovator is an income guarantee contract that ensures you will have an income payment for life. The contract does not have any cash surrender value (all value is tied to your account value). Therefore, if your account is surrendered or terminated, you will not receive any payments under this contract.

The following pages provide more detail about how this income solution works and how it can help you create guaranteed lifetime income.

All guarantees and protections are subject to the claims-paying ability of Nationwide Life Insurance Company.

A variety of eligible investment portfolios.

The eligible portfolios are advisory accounts offered by PMC, and managed by Envestnet Asset Management, a registered investment advisor. They offer actively managed, diversified mutual fund portfolios strategically built to meet different investment time horizons and risk levels. All of the eligible portfolios are model portfolios of mutual funds; they are not funds of funds.

The PMC Select Portfolio strategies

The PMC Select Portfolios are diversified portfolios of PMC Funds that are selected according to their stated objectives. Each of the underlying funds are benchmark-aware portfolios advised by PMC, and sub-advised by multiple institutional asset managers chosen specifi cally for their style adherence and perceived ability to outperform their respective benchmarks. This structure is designed to reduce unwarranted portfolio risk, and form an optimal blend of investment strategies that allows for a targeted and diversified exposure to each asset class. Currently there are three portfolios being offered: Conservative, Conservative Growth and Moderate.


Equity Allocation
Fixed Income Allocation

Conservative (45/55) | Conservative Growth (60/40) | Moderate (70/30)

The PMC SIGMA Mutual Fund Solution strategies

The PMC SIGMA Mutual Fund Solution is designed for investors who desire a globally diversified portfolio managed within well-defined levels of risk. The assets in each of the portfolios are allocated in accordance with targeted allocations that seek to achieve the portfolio's long-term return objectives, while limiting portfolio volatility. These portfolios have an established track record of providing advisors with professionally managed mutual fund portfolios. Currently there are three portfolios being offered: Conservative, Conservative Growth and Moderate.


Equity Allocation
Fixed Income Allocation

Conservative (45/55) | Conservative Growth (60/40) | Moderate (70/30)

Investing involves market risk, including possible loss of principal, and there is no guarantee that investment objectives will be achieved.

Nationwide does not endorse or guarantee any investment model or strategy used by the investor or contract owner.

The account phase.

Nationwide Portfolio Innovator®

Who can add this guarantee to the PMC eligible portfolios?

Anyone between the ages of 45 – 85

What types of accounts are available?

Nonqualified, IRA, Roth IRA, SEP IRA, Simple IRA

How much can I invest?

Your initial account value must be at least $100,000. The initial account value cannot exceed $2 million (unless approved by Nationwide).

What is the fee for the income guarantee?

The contract fee varies based on the investment option you choose.

PMC Select Portfolios

- Conservative or Conservative with Municipals — 0.90%
- Conservative Growth or Conservative Growth with Municipals — 1.00%
- Moderate or Moderate with Municipals — 1.10%

PMC SIGMA Mutual Fund Solutions

- Conservative or Conservative with Municipals — 1.00%
- Conservative Growth or Conservative Growth with Municipals — 1.15%
- Moderate or Moderate with Municipals — 1.30%

It's important to know that this fee is in addition to any advisor and fund fees. Also, the maximum contract fee that can be charged is 2%. Please refer to your client agreement (or form ADV) for a complete explanation of your advisor's fee schedule.

How is the fee charged?

- The contract fee is stated as an annual percentage; however, it is deducted from your account on a quarterly basis
- It is calculated based on your guaranteed lifetime withdrawal base; this value may differ from your account value (the guaranteed lifetime withdrawal base is explained in detail on the following page)

The fee is calculated as follows:

CONTRACT FEE % X (# OF DAYS IN QUARTER / 365) X GUARANTEED LIFETIME WITHDRAWAL BASE

An added guarantee with every investment.

Income for life.

One of the key features of Nationwide Portfolio Innovator is the ability to create guaranteed retirement income. The income is based on a guaranteed lifetime withdrawal base that's established when your account is opened.

What is my guaranteed lifetime withdrawal base?

It's the value that's used to determine your annual guaranteed lifetime withdrawal amount. The initial base value will equal your account value. After that, the guaranteed lifetime withdrawal base will be evaluated annually on the contract anniversary. If the account value exceeds the current withdrawal base, it will increase to that value. However, if it's less, the base will remain the same.

When can I start taking income?

You can start taking guaranteed lifetime withdrawals when you're age 65 or older. If you've chosen the Spousal Continuation option, withdrawals can begin when both spouses are age 65 or older.

How much income will I receive?

You're able to withdraw up to 5% of your guaranteed lifetime withdrawal base on an annual basis. If you choose to add the Spousal Continuation option, your withdrawal percentage will be reduced to 4.5%. This optional feature must be elected when the contract is established. If elected, it will allow your spouse to continue the contract upon your death and receive the guaranteed lifetime withdrawal amount and any guaranteed lifetime payments (if applicable).

It's important to know that the tax implications for all withdrawals during the account phase will be determined based on the account registration. For additional tax information, please read the tax implications section on Page 19.

Can my guaranteed lifetime withdrawal base decrease?

Yes, only in the event that you take an:

Early withdrawal — a withdrawal taken before age 65

Excess withdrawal — a withdrawal greater than the guaranteed lifetime withdrawal amount

Excess or early withdrawals will reduce the guaranteed lifetime withdrawal base and future payments.

How is the guaranteed lifetime withdrawal amount calculated?

GUARANTEED LIFETIME WITHDRAWAL BASE × **GUARANTEED LIFETIME WITHDRAWAL PERCENTAGE** =

Your **guaranteed lifetime withdrawal base** is the value used to determine your guaranteed lifetime withdrawal amount.

- The beginning value is based on your initial account value
- It is evaluated every year on the contract anniversary (annual benefit base review)
- It will increase if your account value is greater than your current guaranteed lifetime withdrawal base
- It will never decrease due to market performance, even if your account value does
- Additional deposits increase your guaranteed lifetime withdrawal base dollar for dollar during the account phase

Your **guaranteed lifetime withdrawal percentage** is:

LIFETIME WITHDRAWAL PERCENTAGE (MAXIMUM)
5%
If you elect the Spousal Continuation option, the guaranteed lifetime withdrawal percentage is **4.5%**.

This table shows the maximum guaranteed lifetime withdrawal percentage. You can withdraw more or less. However, if you take more than the maximum, future withdrawal amounts will be reduced.


VALUE
1
2
3
4
5
6
7
YEARS
Account Value
Guaranteed Lifetime Withdrawal Base
0% Hypothetical Return

This hypothetical example is for illustrative purposes only and is not intended to predict future investment results. It is meant to show you how the account value and guaranteed lifetime withdrawal will vary over time. It also represents how the account value would be impacted assuming a constant gross rate of return of 0%.

GUARANTEED LIFETIME WITHDRAWAL AMOUNT

YEAR	NET ANNUAL RETURN %	ACCOUNT VALUE	GUARANTEED LIFETIME WITHDRAWAL BASE	×	GUARANTEED LIFETIME WITHDRAWAL PERCENTAGE*	=	GUARANTEED LIFETIME WITHDRAWAL AMOUNT
1	—	$100,000	$100,000		5%		**$5,000**
2	-2.00%	$93,100	$100,000		5%		**$5,000**
3	12.00%	$98,672	$100,000		5%		**$5,000**
4	11.00%	$103,976	$103,976		5%		**$5,199**
5	0.00%	$98,777	$103,976		5%		**$5,199**
6	8.00%	$101,065	$103,976		5%		**$5,199**
7	5.00%	$100,659	$103,976		5%		**$5,199**

* Assumes withdrawals are taken in a lump sum at the beginning of every year.

ACCOUNT VALUE — Amount of money in the account

GUARANTEED LIFETIME WITHDRAWAL BASE — Highest account value on the contract anniversary; it is the amount from which income is calculated

GUARANTEED LIFETIME WITHDRAWAL PERCENTAGE — Value used to determine the guaranteed lifetime withdrawal amount

GUARANTEED LIFETIME WITHDRAWAL AMOUNT — Amount of income received annually

The illustrations on Page 12 and 13 are hypothetical and assume a $100,000 investment, a 2.00% contract fee, a 1.50% advisory fee and 1.05% mutual fund expense. These illustrations aren't intended to reflect the performance of any eligible portfolio options or to predict or project future investment results. Rather, it is meant to illustrate how the guaranteed lifetime withdrawal base works during a sequence of returns showing a strong year of performance followed by a steep decline. Performance could be significantly different than the investment option shown. Individual results will vary.

The annuity phase.

Nationwide Portfolio Innovator®.

The annuity phase is designed to continue your guaranteed lifetime withdrawals in the event one of the following triggering events occurs:

- Your account value decreases below your guaranteed lifetime withdrawal amount
- Your account value decreases below $15,000 before you are age 65 and you are in a specified eligible portfolio
- Your account value decreases below $15,000 after you are age 65

It's possible that your account will not transition into the annuity phase. In this situation, you will not receive any payments from this contract and will have paid for a feature from which you did not receive any benefit. However, we want to make sure you understand how it works.

1 If a triggering event occurs, Nationwide will notify you by mail that your account has triggered the criteria to transition into the annuity phase.

2 You have the option to allow your account to transition into the annuity phase. This can be done by completing the paperwork sent to you in your notification mailing.

3 If you decide to transition your account into the annuity phase, the remaining account assets will be transferred to Nationwide. You will continue to receive your guaranteed lifetime withdrawal amount from Nationwide.

It's important to know you can elect to transition your account into the annuity phase even if one of these events does not occur. If you choose to do so, you'll need to complete the appropriate paperwork before this can happen.

TRANSITIONING INTO THE ANNUITY PHASE


VALUE
0
5
10
15
20
25
30
35
YEARS
Account Value
Guaranteed Lifetime Withdrawal Base
Triggering Event
Guaranteed Lifetime Payment

The chart above is for illustrative purposes to show how payments will continue during the annuity phase.

What will happen to my income payments during the annuity phase?

If your account transitions into the annuity phase, you will continue receiving the same amount of income in the form of a guaranteed lifetime payment from Nationwide.

Will my payment amount change?

No. During the annuity phase, the guaranteed lifetime payment amount will be the same amount you received as of the last day you were in the account phase.

How long will I receive payments?

You will continue to receive payments throughout your lifetime. If you elected the Spousal Continuation option, your spouse will receive payments after your death throughout his or her lifetime.

What are the tax implications for payments made during the annuity phase?

Nationwide intends to treat these payments as annuity distributions. That means that your payments will be taxed partly as ordinary income and partly as nontaxable return of any after-tax premium paid for the purchase of the contract. It's important to know that this product is new and we cannot provide any assurance that a court will uphold this interpretation if the Internal Revenue Service challenges it.

Additional provisions and details.

The following is additional information that is important to understand.

What happens in the event of my death?

The answer depends on how the contract is owned, whether or not you've added the Spousal Continuation option and what **phase the contract is in.**

IF IN THE ACCOUNT PHASE AND:	
Individual ownership	**You own the contract (spouse is not co-annuitant):** • The contract terminates and Nationwide will not make any payments
	You own the contract (spouse is co-annuitant; Spousal Continuation is elected): • The contract will continue and the surviving spouse will be the owner and annuitant
Joint ownership	**You and your spouse own the contract (spouse is not co-annuitant; Spousal Continuation not elected):** • If a joint owner who is the annuitant dies, the contract terminates and Nationwide will not make any payments • If a joint owner who is not the annuitant dies, the contract will continue and the surviving spouse will be the owner and annuitant
	You and your spouse own the contract (spouse is co-annuitant, Spousal Continuation is elected): • If a joint owner dies, the contract will continue and the surviving spouse will be the owner and annuitant

IF IN THE ANNUITY PHASE AND:

Individual ownership

You own the contract (spouse is not co-annuitant):

- If you have received guaranteed annuity payments from Nationwide equal to the value transferred from your Envestnet account, no further payments will be made
- If you haven't received payments equal to the value transferred from your Envestnet account, Nationwide will continue to make guaranteed lifetime payments to your beneficiary until the total of all payments (made to you and your beneficiary) equal your transferred value

You own the contract (spouse is co-annuitant; Spousal Continuation is elected):

- Nationwide will continue to make guaranteed lifetime payments to the surviving spouse until his/her death; upon the surviving spouse's death, if the total payments made under the contract does not equal the total transferred amount, payments will continue to the beneficiary until they equal the transferred value amount

Joint ownership

You and your spouse own the contract (spouse is not co-annuitant; Spousal Continuation not elected):

- If a joint owner who is the annuitant dies and the total value of the payments equals your transferred value, no further payments will be made
- If you haven't received payments equal to the value transferred from your Envestnet account, Nationwide will continue to make guaranteed lifetime payments to your beneficiary until the total of all payments (made to you and your beneficiary) equal your transferred value
- If a joint owner who is not the annuitant dies, the contract will continue and the surviving spouse will continue to receive guaranteed lifetime payments

You and your spouse own the contract (spouse is co-annuitant, Spousal Continuation is elected):

- If a joint owner dies, the contract will continue and the surviving spouse will receive guaranteed lifetime payments
- Nationwide will continue to make guaranteed lifetime payments to the surviving spouse until his/her death; upon the surviving spouse's death, if the total payments made under the contract does not equal the total transferred amount, payments will continue to the beneficiary until they equal the transferred value amount

Suspension and termination provisions.

During the account phase, your Nationwide Portfolio Innovator contract can be suspended or terminated. Suspension will not change or suspend the calculation of the benefits or charges associated with the contract.

What will cause my contract to be suspended?

There are several reasons that can cause your contract to become suspended. Nationwide reserves the right to suspend your contract if:

- You do not comply with any provision of the prospectus
- Your account value falls below the minimum account value
- Envestnet no longer manages the eligible portfolios (or formerly eligible portfolios)
- You make an additional deposit to the account when the value of the account already exceeds $2,000,000 or you make an additional deposit to the account that causes the account to exceed $2,000,000 (without Nationwide approval)

What can I do if my contract is suspended?

If your contract is suspended, you will have the ability to correct the issue(s) that caused suspension. In the event that your contract is suspended, you will be notified in writing with the cause for suspension and what you need to do to correct it. There is a 45-day period that you will have to correct the issue. If you fail to correct the issue within this timeframe, your contract with Nationwide will be terminated.

What if my marriage is terminated?

In the event your marriage is annulled or you become divorced and your decree or agreement affects your contract, you will need to notify Nationwide in writing. Depending upon how your contract is owned, Nationwide will take the appropriate steps to modify your account to comply with your decree.

For a complete explanation of the affect divorce or annulment can have, please refer to the marriage termination provisions in the prospectus.

What happens when a contract is terminated?

When termination occurs, you will not receive any payments from the contract and the guarantee will terminate. Additionally, you will have paid for a feature from which you did not receive any benefit. This may happen after a contract is in suspension or due to the fact that the account never transitions to the annuity phase.

Changes in terms and conditions.

What does it mean to have a change in "terms and conditions" of the Contract?

Nationwide can change certain terms and conditions of the contract after you have purchased Nationwide Portfolio Innovator. These terms and conditions include:

- Determination of an eligible portfolio
- Changes to the contract fee
- Changes to the guaranteed lifetime withdrawal percentages

How will a terms and conditions change affect an existing contract?

If Nationwide changes one or more terms and conditions of Nationwide Portfolio Innovator after it is issued, the change will not apply unless you agree to it.

If you accept the change, your contract will continue to receive the annual benefit base review.

If you reject the change, your contract will no longer automatically receive the annual benefit base review as of the effective date of the change of terms and conditions.

In order to receive the benefit associated with the annual benefit base review, you must accept the new terms and conditions associated with Nationwide Portfolio Innovator.

Tax implications.

Nationwide Portfolio Innovator is new and innovative. This contract is one of the first of its kind. Because it's innovative, the tax consequences of the contract have not been addressed in published legal authorities.

Here's Nationwide's interpretation of the tax treatment:

We believe that the tax treatment of transactions involving investments in your account will be treated the same as it would have been in the absence of the Nationwide Portfolio Innovator contract. However, we cannot provide any assurances that a court will agree with this interpretation if the Internal Revenue Service were to challenge this treatment.

In the event your account transitions into the annuity phase and Nationwide begins making guaranteed annuity payments, we intend to treat those payments as annuity distributions. Assuming this tax treatment is correct, guaranteed annuity payments would be treated partly as ordinary income and partly as the nontaxable return of any after-tax premium paid for the purchase of the contract.

Federal income tax laws are complex and subject to change. This information is based on our interpretation of the law and is not guaranteed. Nationwide and its representatives do not give legal or tax advice. Please consult an attorney or tax advisor for answers to your specific questions.

Glossary.

Account value is the dollar value of your investment.

Annual Benefit Base Review occurs on the contract anniversary; during this time the guaranteed lifetime withdrawal base is evaluated and reset if the account value exceeds the current guaranteed lifetime withdrawal base.

Contract fee is the amount that the account is charged for Nationwide to provide the income guarantee; the contract fee is based on the investment option you choose and is a percentage of the guaranteed lifetime withdrawal base.

Early withdrawals are withdrawals taken before the withdrawal start date.

Excess withdrawals are withdrawals greater than the guaranteed lifetime withdrawal amount.

Guaranteed lifetime withdrawals provide a lifetime income guarantee at a fixed percentage of the guaranteed lifetime withdrawal base; the withdrawal amount can increase as the account value grows, but will not decrease in poorly performing markets.

Guaranteed lifetime withdrawal base is the value used to determine your guaranteed lifetime withdrawal amount; it is based on the highest account value at the contract anniversary and will reset if the account value is greater than the guaranteed lifetime withdrawal base.

Spousal Continuation option is a feature that provides guaranteed lifetime withdrawals for both spouses; it allows the surviving spouse to continue taking guaranteed lifetime withdrawals or receive guaranteed lifetime payments (if applicable) throughout his or her life.

Withdrawal start date is the date you can begin to take annual withdrawals without reducing your guaranteed lifetime withdrawal base; the date equals the day you (or the youngest spouse if Spousal Continuation option is elected) turn age 65.

A RETIREMENT INCOME SOLUTION IS AT YOUR DOOR.

Talk with your advisor today to learn how Nationwide Portfolio Innovator® can help you increase your retirement income potential.

FROM OUR FAMILY TO YOURS

At first glance, we probably look like every big company out there. True, we're one of the largest financial services companies in the country … we're a Fortune 500 company with over 30,000 associates.

But spend some time with us and you'll quickly see a difference — family is at the heart of all we do.

For more than 80 years, we've dedicated ourselves to helping families prepare for the future while helping them protect the things they care about today.

Welcome to the Nationwide® family. You're going to feel right at home.

This brochure must be preceded or accompanied by the prospectus.

Nationwide has filed a registration statement (including a prospectus) with the SEC for Nationwide Portfolio Innovator. The product prospectus can be obtained by writing to Nationwide Life Insurance Company, P.O. Box 182021, Columbus, OH 43218-2021, calling 1-877-877-4217, or by logging on at https://ssc.nwservicecenter.com/pros/oclo_nflg_prs_NW_Portfolio_Innovator.pdf. Before you invest, you should read the prospectus in that registration statement and other documents Nationwide has filed with the SEC for more complete information. You may also get the prospectus and other documents for free by visiting EDGAR on the SEC website at www.sec.gov. Information on the funds, contained in the PMC Select Portfolios, can be found in the fund's prospectus. A copy of the PMC Funds prospectus can be found at www.investpmc.com or by calling 1-888-612-9300. Before investing, carefully consider the fund's investment objectives, risks, charges and expenses. The product prospectus and fund prospectus contain this and other important information. Read the prospectuses carefully before investing.

Nationwide doesn't endorse or guarantee any investment model or strategy used by the investor and/or contract owner. Nationwide is not affiliated with any third party that may be authorized by the contract owner to direct allocations, including Envestnet and its affiliates.

Nationwide annuities are underwritten by Nationwide Life Insurance Company, Columbus, Ohio, a member of Nationwide Financial. The general distributor for annuity contracts is Nationwide Investment Services Corporation, member FINRA. In MI Only: Nationwide Investment Svcs. Corporation.

Envestnet is a registered investment advisor and does not sell, recommend or advise on insurance products.

Foreside Fund Services, LLC is the distributor of the PMC Funds.

The Nationwide Portfolio Innovator Annuity, an individual, supplemental, immediate fixed income annuity, is issued by Nationwide Life Insurance Company, Columbus, Ohio, a member of Nationwide Financial.

Nationwide, the Nationwide framemark, Nationwide Financial, Nationwide Portfolio Innovator and *On Your Side* are service marks of Nationwide Mutual Insurance Company.

Contract number: APO-4834, APO-4834-37, IAR-0102AO

Oklahoma Contract number: APO-4834-36, IAR-0102AO

May not be available in all states.

NFM-6254AO-EN.3 (12/09)